Allocution

I, _____, am a duly authorized representative for BNP Paribas, S.A. I have been so authorized by the Board of Directors of BNP Paribas, S.A. On behalf of BNP Paribas, I swear that:

BNP Paribas pleads guilty to the crime of Falsifying Business Records in the First Degree and Conspiracy in the Fifth Degree as charged in Superior Court Information ("SCI") No. _____.

BNP Paribas admits to all of the facts contained in the Factual Statement that is Exhibit A, and further admits that:

From in or about 2004 up to 2012, with intent to defraud and to commit another crime and to aid and conceal the commission thereof, BNP Paribas made and caused to be made a false entry in the business records of an enterprise. BNP Paribas transmitted and caused to be transmitted through financial institutions in New York County and elsewhere U.S. dollar wire payments on behalf of sanctioned persons, entities, and countries. In the course of doing so, BNP Paribas falsely altered documents that became part of the business records of an enterprise and omitted information identifying the involvement of the sanctioned persons, entities, and countries.

Moreover, in the County of New York and elsewhere, during the period from in or about 2004 to in or about 2012, with intent that conduct constituting a felony, to wit Falsifying Business Records in the First Degree, be performed, did agree with one and more persons, to engage in and cause the performance of such conduct.

BNP Paribas admits that from 2004 up through and including 2012, it conspired with banks and other entities located in or controlled by countries subject to U.S. sanctions, including Sudan, Iran and Cuba, (collectively the "Sanctioned Entities"), other financial institutions located in countries not subject to U.S. sanctions, and others, to knowingly, intentionally and willfully move at least $8,833,600,000 through the U.S. financial system on behalf of Sanctioned Entities in violation of U.S. sanctions laws, including transactions totaling at least $4.3 billion that involved Specially Designated Nationals ("SDNs"). BNP Paribas admits that it did this by altering and omitting the involvement of Sanctioned Entities from payment messages.

From 2002 up through and including 2007, BNP Paribas, predominantly through its Swiss-based subsidiary, BNPP Geneva, conspired with numerous Sudanese banks and entities as well as financial institutions outside of Sudan to violate the U.S. embargo against Sudan by providing Sudanese banks and entities access to the U.S.

financial system. During the course of its illicit conduct, BNP Paribas processed thousands of U.S. dollar denominated financial transactions with Sanctioned Entities, with a total value well in excess of $6 billion, including transactions involving 18 Sudanese SDNs, six of which were BNP Paribas clients. The Sudanese SDN transactions processed by BNP Paribas had a value of approximately $4 billion, and the vast majority of these SDN transactions involved a financial institution owned by the Government of Sudan. BNP Paribas conducted this business despite being aware of the Government of Sudan's role in supporting international terrorism and committing human rights abuses during this time period. Included among these transactions, BNP Paribas, in or about December 2006, through its subsidiary, BNPP Geneva caused an unaffiliated U.S. financial institution located in New York County to process an approximately $10 million transaction involving a Sanctioned Entity in Sudan by concealing the involvement of the Sanctioned Entity from the unaffiliated U.S. financial institution.

From November 2008 up through and including 2012, BNP Paribas processed transactions in the amount of approximately $686 million involving Iranian entities in violation of U.S. sanctions laws against Iran. Included among these transactions, BNP Paribas, in or about November 2012, processed, through its branch office in New York ("BNPP New York"), an approximately $6.5 million transaction on behalf of a corporation controlled by an Iranian entity. In furtherance of this transaction, BNP Paribas caused to be made part of the business records of BNPP New York a payment message that concealed the involvement of the sanctioned entity.

From at least 2000 up through and including 2010, BNP Paribas, through its Paris headquarters, conspired with numerous Cuban banks and entities as well as financial institutions outside of Cuba to provide U.S. dollar financing to Cuban entities in violation of the U.S. embargo against Cuba. During the course of its illicit conduct, BNP Paribas processed thousands of U.S. dollar denominated financial transactions with Sanctioned Entities located in Cuba, with a total value in excess of $1.747 billion, including transactions involving a Cuban SDN with a value in excess of $300 million. Included among these transactions, BNP Paribas, on or about November 24, 2009, processed an approximately $213,027 transaction through BNPP New York in connection with a U.S. dollar denominated credit facility that provided financing to various Sanctioned Entities in Cuba. In furtherance of this transaction, BNP Paribas caused to be made part of the business records in BNPP New York a payment message that concealed the involvement of the sanctioned entity.

BNP Paribas admits that, in furtherance of the conspiracy and to conceal the involvement of banks and other entities located in or controlled by Sanctioned Entities, it used various methods including a non-transparent method of payment messages, known as cover payments, and removing information identifying Sanctioned Entities from U.S. dollar payment messages. BNP Paribas also colluded with other financial institutions to structure payments in highly complicated ways, with no legitimate business purpose. BNP Paribas also instructed other financial institutions not to mention the names of Sanctioned Entities in U.S. dollar payment messages sent to BNPP New York and other financial institutions in the United States. BNP Paribas also followed instructions from Sanctioned Entities not to mention their names in U.S. dollar payment messages sent to BNPP New York and other financial institutions in the United States.

On several occasions, employees of BNPP New York communicated to BNP Paribas and BNPP Geneva, via email and otherwise, that they did not want non-transparent transactions involving Sanctioned Entities to be sent through BNPP New York.